SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

March 13, 2015

VIA EDGAR

John M. Ganley, Esq.

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Park View BDC, Inc.
Registration Statement on Form N-2
SEC File Nos. 333-198981 and 814-1102

Dear Messrs. Ganley and Eskildsen:

On behalf of Credit Suisse Park View BDC, Inc. (the “Fund”), set forth below is the Fund’s response to a written comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 27, 2014 and oral comments received from the Staff on February 6, 2015, March 2, 2015, March 9, 2015 and March 10, 2015, regarding the Fund’s Registration Statement on Form N-2 (File No. 333-198981) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. References to the “Amendment” contained herein are to the Fund’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

1.	Comment: The first paragraph states that the Fund qualifies as an “emerging growth company” under applicable SEC rules. Please disclose the effect on the Fund, if any, of qualifying as an emerging growth company.

John M. Ganley

Chad Eskildsen

March 13, 2015

Response: The Fund has added disclosure on the cover page and pages 16 and 36 in the Amendment relating to the effect on the Fund of qualifying as an emerging growth company.

2.	Comment: On page 3 under the subheading “Portfolio Composition” we note that the Fund indicates that it has made additional investments in seven portfolio companies, including 5 new portfolio companies. Please clarify that the investments referred to in the last sentence beginning “Of these new investments, 100% were senior secured loans. . .” are the seven new investments referenced in the preceding sentence.

Response: The Fund has revised the disclosure on pages 3 and 72 in the Amendment as requested.

3.	Comment: Please add a cross reference to “Business—Structure of Investments” at the end of the last paragraph under the subheading “Portfolio Composition” on page 3.

Response: The Fund has revised the disclosure on page 3 in the Amendment as requested.

4.	Comment: On page 10 under the subheading “Investment Process Overview—Structuring and Execution,” please clarify the role of John Popp as a representative of Credit Suisse on the investment committee.

Response: The Fund has revised the disclosure on pages 10 and 77 in the Amendment to remove the reference to a Credit Suisse representative serving on the investment committee in response to the Staff’s comment.

5.	Comment: Please clarify whether the calculation of the estimated management fee of $5.7 million in the chart on page 20 includes the current assets of the Fund and, if not, please explain why not.

Response: The Fund has revised the disclosure on pages 20-23 in the Amendment to reflect an estimated offering size of $80 million.

John M. Ganley

Chad Eskildsen

March 13, 2015

6.	Comment: Please update the estimated compensation amount under “Other operating compensation” on page 23 to include estimated expenses using appropriate assumptions similar to those used in the calculation of “Management fee.”

Response: The Fund has revised the disclosure on page 23 in the Amendment in response to the Staff’s comment.

7.	Comment: If appropriate, please clarify and update the Risk Factor beginning “Because Credit Suisse is expected to control us, we may be deemed to be a “banking entity” subject to the Volcker Rule” (emphasis added) to indicate that the Fund “is expected to be” or “will be” deemed to be a “banking entity.”

Response: The Fund has revised the disclosure on pages 38 in the Amendment in response to the Staff’s comment.

8.	Comment: Please added risk factors related to specific risks related to the Fund’s investments in oil and gas related portfolio companies.

Response: The Fund has added risk factor disclosure on pages 49-50 in the Amendment as requested.

9.	Comment: Please revised the risk factor beginning “If we do not qualify as a ‘publicly offered regulated investment company’. . .” on page 53 to be written in plain English.

Response: The Fund has revised the disclosure on page 55 in the Amendment in response to the Staff’s comment.

10.	Comment: Please confirm or update as appropriate that the disclosure on page 75 under Portfolio Companies complies with Item 8.6.a. of Form N-2.

Response: The Fund has revised the disclosure on pages 86-89 in the Amendment in response to the Staff’s comment.

11.	Comment: On page 84 under the subheading “Prohibited Activities,” we note that the third bullet references compliance with the 1940 Act. Please clarify that all of the Fund’s activities are subject to compliance with the 1940 Act.

John M. Ganley

Chad Eskildsen

March 13, 2015

Response: The Fund has revised the disclosure on page 97 in the Amendment in response to the Staff’s comment.

12.	Comment: Please update the exhibit list to indicate with which amendment each exhibit was previously filed.

Response: The Fund has revised the Exhibit List in the Amendment as requested.

13.	Comment: Please confirm that the printed document will comply with the type size requirement in Rule 420 under the Securities Act of 1933, as amended.

Response: The Fund hereby confirms that the printed document will comply with the requirements of Rule 420 under the Securities Act of 1933, as amended.

14.	Comment: On page 16 under the subheading “Reports to Stockholders,” the disclosure indicates that the Fund will distribute its annual report on Form 10-K to all stockholders within 120 days of the end of the fiscal year. Please confirm that the fund will comply with the filing deadlines for filing its annual report on Form 10-K with the SEC.

Response: The Fund respectfully advises the Staff that the Omnibus Guidelines published by the North American Securities Administrators Association requires that the Fund disclose that it will distribute its annual report on Form 10-K to all stockholders within 120 days of the end of the fiscal year. In addition, the Fund hereby confirms that it will also comply with all filing deadlines imposed by the rules and regulations of the Securities Exchange Act of 1934, as amended with respect to the filing of its annual report on Form 10-K.

15.	Comment: Please revise footnote 4 to the pricing table on the front cover of the prospectus to include total estimated offering expenses to be incurred by the Fund. Please also include in footnote 4 the total estimated offering expenses to be paid by the Fund and the Adviser in the aggregate as well as on a per share basis.

Response: The Fund has revised footnote 4 to the pricing table on the cover page of the prospectus in the Amendment in response to the Staff’s comment.

John M. Ganley

Chad Eskildsen

March 13, 2015

Accounting Comments

16.	Comment: Please update the Registration Statement to include financial statements as of a date within 135 days in accordance with Rule 3-12 of Regulation S-X.

Response: The Fund has included audited financial statements as of December 31, 2014 in the Amendment in response to the Staff’s comment.

17.	Comment: On page 64 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the subheading “Investment Income,” please update and correct the amount of investment income attributable to interest and fees on debt investments.

Response: The Fund has revised the disclosure on page 64 in the Amendment in response to the Staff’s comment.

18.	Comment: Please update the portfolio company table on pages 86-88 to indicate that the senior secured loan of Homeland Healthcare was placed on non-accrual status as of December 31, 2014.

Response: The Fund has revised the disclosure on pages 87-88 in the Amendment in response to the Staff’s comment.

19.	Comment: Please update the “recent development” section on page 89 to include the disclosure regarding FC Operating LLC found in Note 9. Subsequent Events” to the Fund’s Financial Statements for the year ended December 31, 2014.

Response: The Fund has revised the disclosure on pages 87-88 in the Amendment in response to the Staff’s comment.

20.	Comment: Please update the Schedule of Investments to identify those portfolio companies that are not qualifying assets and include, in a footnote, the total percentage of non-qualifying assets. Please also explain the significance of non-compliance with Section 55(a) of the 1940 Act in future filings. Refer to Instruction 1b to Item 8.6c of Form N-2.

Response: The Fund has updated the Schedule of Investments in the Amendment in response to the Staff’s comment.

John M. Ganley

Chad Eskildsen

March 13, 2015

*        *        *

In connection with responding to the Staff’s comments on the Registration Statement, the Fund acknowledges that:

•	the Fund is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Fund may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

John M. Ganley

Chad Eskildsen

March 13, 2015

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Stephani Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm